SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Subject Company)

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Person Filing Statement)

Common Shares, no par value, Preferred Shares, no par value and

American Depositary Shares, each representing 5,000 Preferred Shares

(Titles of Class of Securities)

29081N209

(CUSIP Number of Classes of Securities)

Carlos Henrique Moreira

Chief Executive Officer

Embratel Participações S.A.

Rua Regente Feijó, 166, Sala 1687-B

20060-060 Rio de Janeiro, RJ, Brazil

+ 55-21 2121-8182

Copy to:

Daniel S. Sternberg

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item	1. Subject Company Information.

The name of the subject company is Embratel Participações S.A., a Brazilian publicly held stock corporation (sociedade por ações de capital aberto). Embratel Participações S.A. is referred to herein as “Embratel Holdings.” Embratel Holdings’ principal executive offices are located at Rua Regente Feijó, 166, Sala 1687-B, Rio de Janeiro, Rio de Janeiro, Brazil, 20060-060. The telephone number of Embratel Holdings’ principal executive offices is +55 21 2121-8182.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the common shares, no par value, of Embratel Holdings (“Common Shares”), preferred shares, no par value, of Embratel Holdings (“Preferred Shares”), and American Depositary Shares, each representing 5,000 Preferred Shares (“ADSs”). As of June 30, 2006, 512,480,331,944 Common Shares and 475,257,755,286 Preferred Shares (including Preferred Shares represented by ADSs) were issued and outstanding.

Item	2. Identity and Background of Filing Person.

The name, business address and business telephone number of Embratel Holdings, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer (the “Tender Offer”) made by Teléfonos de México, S.A. de C.V., a Mexican corporation (“Telmex”), through its wholly owned subsidiary Telmex Solutions Telecomunicações Ltda., a Brazilian corporation (“Telmex Solutions”), to purchase any and all Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) of Embratel Holdings. The purchase price offered is R$6.95 per 1,000 Common Shares and R$6.95 per 1,000 Preferred Shares (for reference, equivalent to approximately U.S.$15.95 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, Option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on September 28, 2006, which was U.S. $1.00 = R$2.1789) in cash, adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank of Brazil, which, for reference, was approximately 0.23% for the month of July 2006) from May 8, 2006 (the “Tender Offer Announcement Date”) to the date payment is made for shares purchased in the Tender Offer, net of any stock exchange and settlement fees, applicable brokerage fees or commissions and applicable withholding taxes. The Tender Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2006 (“Offer to Purchase”) and the related letter of transmittal, which are filed as exhibits to the combined Schedule TO and Schedule 13E-3 filed by Telmex Solutions and Telmex, dated October 3, 2006 (as it may be amended or supplemented from time to time, the “Combined Schedule”).

The principal executive offices of Telmex are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. The telephone number of the principal executive offices of Telmex is +52 55 5703-3990.

Item	3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Embratel Holdings and its affiliates, on the one hand, and Telmex and its officers, directors and affiliates, on the other.

Directors and Executive Officers

Embratel Holdings’ Board of Directors currently consists of seven members, two of whom are also executive officers of Embratel Holdings: Carlos Henrique Moreira, Chief Executive Officer of Embratel Holdings and Chairman of its Board of Directors since 2004, and José Formoso Martínez, Vice-President of Embratel Holdings and Vice-Chairman of its Board of Directors since 2004. Embratel Holdings’ Board of Directors also includes Dilio Sergio Penedo, Maria Silvia Bastos Marques, Alberto de Orleans e Bragança, Joel

Korn and Oscar Von Hauske Solis. Mr. Moreira is the President and only executive officer of Telmex Solutions. Before joining Embratel Holdings, Mr. Moreira was president of a subsidiary of América Móvil, S.A. de C.V. (“América Móvil”), which may be deemed to be an affiliate of Telmex, and Mr. Formoso Martínez held various positions at subsidiaries of Telmex and América Móvil. Mr. Von Hauske Solis is currently the President of Telmex International Operations. Mr. Bragança’s law firm, Xavier, Bernardes, Bragança, provides legal representation to Telmex and has received approximately U.S.$1.6 million in fees during the most recent two years. Mr. Isaac Berensztejn, the Chief Financial Officer of Embratel Holdings and the only other executive officer, is neither a director of Embratel Holdings nor affiliated with Telmex.

Each member of Embratel Holdings’ Board of Directors, except Mr. Penedo, holds one Common Share. In addition, Mr. Moreira holds 132,431,816 Preferred Shares, Mr. Penedo holds 9,000,000 Preferred Shares and options to acquire an additional 150,000,000 Preferred Shares, Mr. Formoso Martínez holds 30,000,000 Preferred Shares represented by ADSs and Mr. Bragança holds seven Preferred Shares. To the best of our knowledge, none of Messrs. Korn or Von Hauske Solis or Ms. Bastos Marques holds any additional shares of Embratel Holdings. Mr. Berensztejn holds options to acquire 29,000,000 Preferred Shares.

As a result of the securities ownership and employment relationships and business affiliations described in the preceding paragraphs, certain of Embratel Holdings’ directors and executive officers may be deemed to have a direct interest in the Tender Offer.

Item	4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on May 29, 2006, the Board of Directors of Embratel Holdings decided that Embratel Holdings would remain neutral with respect to the Tender Offer and would advise each holder of Common Shares or Preferred Shares (including Preferred Shares represented by ADSs) to make his or her own decision as to whether or not to tender into the Tender Offer and, if so, the number of Common Shares or Preferred Shares (including Preferred Shares represented by ADSs) to tender.

In determining that Embratel Holdings would remain neutral with respect to the Tender Offer, Embratel Holdings’ Board of Directors noted that Brazilian law, which governs the duties and obligations of Embratel Holdings’ Board of Directors, does not impose any fiduciary or other duty or obligation on Embratel Holdings or Embratel Holdings’ Board of Directors to seek or obtain any particular price or a fair price in the Tender Offer, to approve or disapprove the Tender Offer, to make any statement or recommendation or to otherwise play any role in connection with the Tender Offer. Furthermore, Brazilian law does not impose any fiduciary or other duty or obligation on Embratel Holdings or Embratel Holdings’ Board of Directors to make any determination or analysis regarding the Tender Offer or the Tender Offer price, including whether or not the terms of the Tender Offer or the Tender Offer price is fair to unaffiliated securityholders, nor does it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of Embratel Holdings, the Common Shares, Preferred Shares and ADSs or the fairness of the Tender Offer or to negotiate on behalf of the unaffiliated securityholders.

Intent to Tender

Messrs. Moreira, Berensztejn and Formoso Martínez have indicated that they do currently intend to tender their shares in the Tender Offer while Mr. Penedo has indicated that he does not currently intend to tender his shares in the Tender Offer. As required under Brazilian law, a director must hold at least one share for so long as he or she remains a director of Embratel Holdings and thus may not tender such share in the Tender Offer.

Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”), a subsidiary of Embratel Holdings, has indicated that it does intend to tender its 38,346 Common Shares and 59,180 Preferred Shares in the Tender Offer.

Item	5. Person/Assets, Retained, Employed, Compensated or Used.

Neither Embratel Holdings nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Common Shares or Preferred Shares (including Preferred Shares represented by ADSs) on Embratel Holdings’ behalf with respect to the Tender Offer.

Item	6. Interest in Securities of the Subject Company.

Other than the exercise of stock options issued under Embratel Holdings’ stock option plan, no transaction in the Common Shares, Preferred Shares or ADSs has been effected since March 8, 2006 (60 days prior to the Tender Offer Announcement Date) by Embratel Holdings, Embratel Holdings’ subsidiaries or, to Embratel Holdings’ best knowledge, any of Embratel Holdings’ executive officers or directors. The information set forth in the section entitled “Interests of Certain Persons in the Tender Offer; Security Ownership; Transactions and Arrangements Concerning the Shares and ADSs” of the Offer to Purchase is incorporated by reference herein.

Item	7. Purposes of the Transaction and Plans or Proposals.

Embratel Holdings is not undertaking or engaged in any negotiations in response to the Tender Offer which relate to (i) a tender offer or other acquisition of Embratel Holdings’ securities by Embratel Holdings, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Embratel Holdings or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Embratel Holdings or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Embratel Holdings.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.

Item	8. Additional Information.

The information included in the exhibits referred to in Item 9 is incorporated by reference herein.

Item	9. Exhibits.

(a)(5)(A)	Material Fact filed by Embratel Holdings with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil (“CVM”), on May 8, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on May 9, 2006).

(a)(5)(B)	Material Fact filed by Embratel Holdings with CVM on May 11, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC on May 12, 2006).

(a)(5)(C)	Material Fact filed by Embratel Holdings with CVM on May 24, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC on May 25, 2006).

(a)(5)(D)	Material Fact filed by Embratel Holdings with CVM on June 7, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC on June 8, 2006).

(a)(5)(E)	Material Fact filed by Embratel Holdings with CVM on July 24, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC on July 25, 2006).

(a)(5)(F)	Material Fact filed by Embratel Holdings with CVM on July 28, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC on July 31, 2006).

(a)(5)(G)	Material Fact filed by Embratel Holdings with CVM on September 28, 2006 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC on September 29, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

EMBRATEL PARTICIPAÇÕES S.A.

/s/ Carlos Henrique Moreira
Name: Carlos Henrique Moreira
Title: ChiefExecutive Officer

/s/ Isaac Berensztejn
Name: Isaac Berensztejn
Title: Chief Financial Officer and Investor Relations Officer

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